50
2-4-02



02005526

SEC COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED
JAN 3 1 2002

SEC FILE NUMBER
8-17981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/00 (MM/DD/YY) AND ENDING 10/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADVANCED PLANNING SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 EAST MAIN STREET
(No. and Street)

SMITHTOWN,	NEW YORK	11787
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD D. PUTTICK, CHAIRMAN (631) 979-1010
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREINER & BODIAN, LLP
(Name — *if individual, state last, first, middle name*)

425 BROAD HOLLOW ROAD, SUITE 416, MELVILLE, NEW YORK 11747
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 0 6 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD D. PUTTICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVANCED PLANNING SECURITIES, INC., as of OCTOBER 31, 2001, ~~19~~XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CHAIRMAN

Title

Notary Public

SANDRA MORSE
Notary Public, State of New York
No. 52-4707178 – Suffolk County
Commission Expires October 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANCED PLANNING SECURITIES, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED OCTOBER 31, 2001 and 2000

TABLE OF CONTENTS

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

To the Stockholders
Advanced Planning Securities, Inc.
Smithtown, New York

Gentlemen:

We have audited the balance sheet of Advanced Planning Securities, Inc. as of October 31, 2001 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Advanced Planning Securities, Inc. as of October 31, 2000, were audited by other auditors whose report dated December 28, 2000 expressed an unqualified opinion on these statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Advanced Planning Securities, Inc. as of October 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and the rules of the Securities and Exchanges Commission.

Also, we have examined the supplementary schedules on pages 7 and 8 and in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
January 25, 2002

ADVANCED PLANNING SECURITIES, INC.

BALANCE SHEETS

	October 31, 2001	October 31, 2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 15,576	$ 21,086
Due From Broker - Clearance Account	57,913	26,737
Commissions receivable	137,115	75,171
	$ 210,604	$ 122,994
LIABILITIES and STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 43,655	$ 2,520
Accrued Expenses	132,208	86,246
Taxes Payable	-	155
	175,863	88,921
Stockholders' Equity:		
Common Stock, no par value, 200 shares authorized issued and outstanding	$ 6,000	$ 6,000
Additional Paid in Capital	16,410	16,410
Retained Earnings	12,331	11,663
	34,741	34,073
	$ 210,604	$ 122,994

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

STATEMENT OF INCOME

	Years Ended October 31,	
	2001	2000
Revenue:		
Commissions	$1,796,540	$1,467,317
Interest Income	8,413	6,341
Other Income	7,843	4,455
	1,812,796	1,478,113
Expenses:		
Clearing and Regulatory Fees	372,752	264,909
Employee Compensation	1,200,992	972,160
Communications	24,150	24,000
Rent	25,650	25,800
Other Operating Expenses	188,204	194,937
	1,811,748	1,481,806
Net Income (Loss) Before Taxes	$ 1,048	$ (3,693)
Taxes on Income	380	477
Net Income (Loss)	$ 668	$ (4,170)

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

STATEMENT OF CASH FLOWS

	Years Ended October 31,	
	2001	2000
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 668	$ (4,170)
Adjustments to reconcile net income to net cash provided by operating activities:		
Deposit with Clearing Broker	(31,176)	(1,381)
(Decrease) Increase in Receivable from Broker	(61,944)	17,032
Increase (Decrease) in Accrued Expenses	45,962	(15,236)
Increase (Decrease) in Accounts Payable	41,135	(1,780)
(Increase) in Corporate Income Taxes	(155)	(310)
Net cash (used in) operating activities	$ (5,510)	$ (5,845)
Net (Decrease) in Cash	$ (5,510)	$ (5,845)
Cash Balance Beginning	$ 21,086	$ 26,931
Cash Balance Ending	$ 15,576	$ 21,086

ADVANCED PLANNING SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER EQUITY

	Capital Stock	Additional Paid In Capital	Retained Earnings
Balance - November 1, 1999	$ 6,000	$ 16,410	$ 15,833
Net Income (Loss)	-	-	(4,170)
Balance - October 31, 2000	$ 6,000	$ 16,410	$ 11,663
Net Income (Loss)	-	-	668
Balance - October 31, 2001	$ 6,000	$ 16,410	$ 12,331

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2001

NOTE 1 - ORGANIZATION

Advanced Planning Securities, Inc. (the "Company") was incorporated in the State of New York on February 21, 1974 as Pico Alexander Capital Corporation. On December 10, 1992 the Company changed its name to Advanced Planning Securities, Inc. On December 11, 1992, all authorized, issued and outstanding shares of the Company's common stock (200 shares) were sold to Advanced Planning Holding Corporation, a New York corporation. The Company's principal business activity is as a broker-dealer of securities. The Company is registered with the United States Securities and Exchange Commission (SEC) pursuant to *the Securities Exchange Act of 1934 (as amended)* and is a member of the *National Association of Securities Dealers, Inc. (NASD)* and the *Securities Investor Protection Corporation (SIPC).*

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES:

Securities transactions and the related commission revenue and expenses are recorded on settlement date.
The Company is not a market maker.
The Company clears its customers accounts through another member broker on a fully disclosed basis.
Securities are carried at market value.
An exemption from Rule 15c3-3 under section (K)(2)(ii) is claimed on the basis that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule. Under these rules, the minimum net capital is $5,000. At October 31, 2001 and 2000 the Company's Net Capital was $22,537 and $27,607 in excess of the required Net Capital.

NOTE 4 - RELATED PARTY TRANSACTIONS

Real Estate Lease - The Company conducts its business in office space shared with Advanced Planning Services, Inc., a related New York Corporation, under a month-to-month informal agreement accounted for as an operating lease, at a cost of $2,105.00 per month (plus shared costs).

ADVANCED PLANNING SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2001

NOTE 5 - **CONTINGENT LIABILITIES**: Under an agreement with its clearing broker, the Company is contingently liable for:
-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.
-Failures of a customer of the company to meet any margin call or any maintenance call.
-The purchase of customers until actual and complete payment has been received by the clearing broker.

SUPPLEMENTARY INFORMATION

ADVANCED PLANNING SECURITIES, INC.

SUPPLEMENTARY INFORMATION

		Years Ended October 31, 2001	2000
Computation of Net Capital:			
1.	Total Ownership Equity	$ 34,741	$ 34,073
2.	Less: Ownership Equity not allowed for Net Capital	-	-
		$ 34,741	$ 34,073
3.	Less: Haircuts on Securities	558	535
4.	Net Capital	$ 34,183	$ 33,538
Computation of Basic Net Capital Requirement			
1.	Minimum Net Capital Required - 6 2/3% Aggregate Indebtedness)	11,646	5,931
2.	Minimum Dollar Net Capital	5,000	5,000
3.	Net Capital Requirement	11,646	5,931
4.	Net Capital	34,183	33,538
5.	Excess Net Capital	$ 22,537	$ 27,607
Computation of Aggregate Indebtedness			
6.	Total Liabilities	$174,687	$ 88,921
7.	Non Aggregate Indebtedness	-	-
		$174,687	$ 88,921

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

	Years Ended October 31,	
	2001	2000
Net Capital per Focus Part IIA	$ 77,706	$ 52,504
Accruals	(44,676)	(18,938)
Haircut on Money Market	(23)	(28)
Interest Receivable	1,176	-
	$ 34,183	$ 33,538
Audited Net Capital	$ 34,183	$ 33,538

"See Accompanying Notes and Accountants' Report"

B R E I N E R & B O D I A N, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

January 25, 2002

Advanced Planning Securities, Inc.
Smithtown, New York

Gentlemen:

We have examined the Financial Report of Advanced Planning Securities, Inc. as required by the National Association of Securities Dealers as of October 31, 2001 and have issued a report thereon dated January 25, 2002. As per of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended October 31, 2001 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended October 31, 2001 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants
January 25, 2002
Melville, New York